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April 23, 2019	Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com
VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn:     Deborah L. O’Neal, Senior Counsel

Re:	William Blair Funds (the “Registrant”)
Post-Effective Amendment No. 126 under the Securities Act of 1933 and Amendment No. 127 under the Investment Company Act of 1940
(File Nos. 033-17463; 811-05344) on Form N-1A

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 12, 2019 with respect to Post-Effective Amendment No. 126 to the Registrant’s Registration Statement on Form N-1A filed on February 27, 2019 (the “Registration Statement”). Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), the Registration Statement was scheduled to become effective on April 28, 2019. The Registrant intends to file a Post-Effective Amendment on or before April 26, 2019, pursuant to Rule 485(b)(1)(iii) under the 1933 Act in order to designate May 1, 2019, as the new effective date for the Registration Statement.

Prospectus

Comment (1)    The staff requests that the Registrant provide the fee and expense table, expense examples, and performance information from each Fund’s summary section of the prospectus one week before live filing the Post-Effective Amendment.

Response:    As noted during the April 12, 2019 telephone call with the staff, the Board is scheduled to vote on the Funds’ expense limitation agreement and proposed amendments to the investment advisory agreement that do not require shareholder approval at the Board meeting scheduled for April 24-25, 2019. The Registrant will provide the requested information promptly following the April 24-25, 2019 Board meeting and in advance of the anticipated May 1, 2019 effective date of the Registration Statement.

Comment (2)    The staff takes the position that any Fund fees or expenses previously waived or reimbursed by the adviser pursuant to the Fund’s contractual agreement with the adviser may

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

April 23, 2019

only be recouped by the adviser for a period of three years after the date on which such amounts were waived and/or reimbursed. For any amounts recouped after three years, please provide an analysis in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5 (“FAS 5”) and confirm that this analysis has been provided to the Fund’s independent registered public accountant.

Response:    The Registrant supplementally confirms that pursuant to the terms of its expense limitation agreement, the adviser is entitled to recoup fees and expenses previously waived or reimbursed with respect to a Fund during the first three years following the Fund’s commencement of operations. Because each Fund commenced operations more than three years ago, none of the Funds’ fees and expenses previously waived or reimbursed by the adviser are able to be recouped by the adviser

Comment (3)    Please consider revising the format of each Fund’s principal investment risks in the summary section of the prospectus in order to separately identify and describe each risk corresponding to each of the Fund’s principal investment strategies.

Response:    The Registrant will take the staff’s recommendation under advisement for future Post-Effective Amendments. The Registrant believes that the disclosure of each Fund’s principal risks in the summary section of the prospectus appropriately addresses the principal risks of investing in the Fund and respectfully declines to make the recommended formatting revisions at this time.

Comment (4)    Regarding the Income Fund’s potential use of swaps as disclosed in the section of the prospectus entitled “Additional Information Regarding Investment Objectives and Strategies,” please state supplementally whether the Income Fund buys or sells swaps. If the Income Fund sells swaps, please disclose whether the Fund covers the full notional value of swaps that are sold.

Response:    For the information of the staff, over the past year the Income Fund has only bought swaps. The Income Fund has no present intention to sell swaps in implementing its principal investment strategy.

Please contact Maureen A. Miller at (312) 609-7699 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Mark A. Quade

Mark A. Quade

cc:	Robert Toner (William Blair Funds)

      Maureen A. Miller (Vedder Price P.C.)